Exhibit 99.1

SCAILEX CORPORATION LTD (THE “COMPANY”)

7th August 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Immediate Report of an Event or Matter
Outside the Ordinary Course of the Corporation's Business
(Section 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970)

In accordance with the 2005 agreement for the sale of a majority of the assets and activity of Scailex Vision (Tel Aviv) Ltd (“Scailex Vision”), a subsidiary of the Company (78.6%), to Hewlett Packard Company (“HP”), the sum of $ 23 million (the “Trust Amount”) was deposited with a trustee (“Trustee”) to secure HP’s indemnification rights. A claim, for approximately $5.26 million, that was made to the trustee in October 2006, has been rejected by the Company and will continue to be enquired into in accordance with the proceedings set forth in the agreement.

On 6th August 2007, Scailex Vision received a notice from HP, according to which HP intends to make additional claim to the Trustee in the coming days in the sum of approximately $5.66 million in respect of environmental causes and other ancillary matters (the “Claim”).

The Company has provisions amount to $8.5 million for claims relating to the Trust Amount. The Company is considering the overall causes of the Claim and at this stage, especially having regard to their large number and different geographical locations involved, the Company is unable to appraise the exposures in respect of the Claim and whether the existing provisions amount covers them.

Yours faithfully,

Yahel Shachar, CEO
Scailex Corporation Ltd